Heron Therapeutics, Inc.

4242 Campus Point Court, Suite 200 | San Diego, CA 92121

August 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Heron Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-274167)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Heron Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above referenced registration statement (the “Registration Statement”) be accelerated to August 31, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Ryan A. Murr at (415) 393-8373.

Very truly yours,

Heron Therapeutics, Inc.

By:	/s/ Craig Collard
Name:	Craig Collard
Title:	Chief Executive Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP